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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEOFORMA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640475 10 7

(CUSIP Number)

Michael Mahoney

Chief Executive Officer

Global Healthcare Exchange, LLC

11000 Westmoor Circle

Westminster, Colorado 80021

(720) 887-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to:

Frederick C. Lowinger

Sidley Austin LLP

One S. Dearborn Street

Chicago, IL 60603

(312) 853-7000

March 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 640475 10 7

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Global Healthcare Exchange, LLC – (IRS Employer Identification Number 36-4370512)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER

100
8. SHARED VOTING POWER

0
9. SOLE DISPOSITIVE POWER

100
10. SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO – Other

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment”) to the Statement on Schedule 13D (the “Schedule 13D”) filed by Global Healthcare Exchange, LLC (“GHX”) on October 12, 2005, relates to shares of common stock of Neoforma, Inc., a Delaware corporation (“Neoforma” or the “Issuer”), whose principal executive offices are located at 3061 Zanker Road, San Jose, California 95134. All capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

No Changes

Item 3. Source and Amount of Funds or Other Consideration

On March 3, 2006, Neoforma became a wholly-owned subsidiary of GHX upon consummation of the merger (the “Merger”) as contemplated by the Agreement and Plan of Merger, dated as of October 10, 2005, as amended (the “Merger Agreement”), among GHX, Leapfrog Merger Corporation, a wholly-owned subsidiary of GHX (“Merger Sub”), and Neoforma. As a result, GHX now controls 100% of the shares of Neoforma common stock.

At the effective time of the Merger, each share of Neoforma common stock outstanding immediately prior to the effective time of the Merger (other than (1) certain shares exchanged by VHA, Inc. and University HealthSystem Consortium (“UHC”) for membership interests of GHX (as described below), (2) shares owned by Neoforma, Merger Sub or GHX or any of their respective direct or indirect wholly owned subsidiaries or (3) shares held by stockholders who are entitled to and who properly exercise appraisal rights in compliance with all of the required procedures under Delaware law) was converted into the right to receive $10.00 in cash, without interest and less any applicable withholding tax.

All unvested options to purchase shares of Neoforma common stock outstanding prior to the effective time of the Merger became fully vested immediately prior to the effective time of the Merger. Immediately prior to the effective time of the Merger, each outstanding and unexercised option to purchase shares of Neoforma common stock with an exercise price below $10.00 per share, including the unvested options that became accelerated in full, were converted into the right to receive an amount of cash equal to the difference between $10.00 per share in cash to be paid by GHX in the Merger and the exercise price per share of the option, multiplied by the number of shares subject to the option, without interest and less any applicable withholding tax. Each outstanding unexercised option to purchase shares of Neoforma common stock with an exercise price equal to or greater than $10.00 per share were cancelled and no consideration was paid for such options.

In addition, at the effective time of the Merger, VHA and UHC, which respectively owned 8,611,217 and 2,130,302 shares of Neoforma common stock prior to the Merger, representing approximately 41.5% and 10.3% of Neoforma outstanding common stock, respectively had 2,004,190 and 495,810 of their shares of Neoforma common stock converted into the right to receive $10.00 per share in cash in the Merger. The remainder of the shares that they held were exchanged, immediately prior to the closing of the Merger, for membership interests in GHX representing approximately an 11.6% ownership interest in GHX for VHA and a 2.9% ownership interest in GHX for UHC, pursuant to exchange agreements.

The aggregate cash consideration to be paid by GHX in the Merger is approximately $125 million. A portion of the proceeds for this transaction was provided pursuant to a loan agreement among GHX and certain of its subsidiaries and General Electric Capital Corporation, as administrative agent, letter of credit issuer, swingline lender and lender, and Fifth Third Bank, as lender, which loan was funded on March 3, 2006.

Item 4. Purpose of Transaction

GHX entered into the Merger Agreement in order to cause Neoforma to become a wholly-owned subsidiary of GHX upon consummation of the Merger. The Merger became effective on March 3, 2006.

Item 5. Interest in Securities of the Issuer

GHX became the sole beneficial and record owner of 100% of the outstanding shares of Neoforma common stock upon effectiveness of the Merger.

Other than as described above, there have been no transactions in Neoforma’s common stock by GHX or, to GHX’s knowledge, the persons identified on Schedule A (previously filed) that were effected during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No Changes

Item 7. Material to be Filed as Exhibits

No Changes

*******

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL HEALTHCARE EXCHANGE, LLC

By:	/s/ Greg Nash
Name:	Greg Nash
Title:	Vice President, Chief Financial Officer and Secretary

Dated: March 3, 2006